Exhibit 21.1

The following is a list of Avalon’s subsidiaries except for unnamed subsidiaries which considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Subsidiary Name	State of Incorporation
• American Landfill Management, Inc.	Ohio

• American Waste Management Services, Inc.	Ohio

• Avalon Golf and Country Club, Inc.	Ohio

• Avalon Lakes Golf, Inc.	Ohio

• Avalon Travel, Inc.	Ohio

• TGB, Inc.	Ohio

• DartAmericA, Inc.	Ohio

• Dart Trucking Company, Inc.	Ohio

• Dart Realty, Inc.	Ohio

• Dart Services, Inc.	Ohio

• TRB National Systems, Inc.	Ohio

Parent/subsidiary relationships are indicated by indentations. In each case, 100% of the voting securities of each of the subsidiaries is owned by the indicated parent of such subsidiary.